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March 28, 2011

VIA FACSIMILE AND FEDERAL EXPRESS

Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

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File No. 025960-0093

Re:	Mentor Graphics Corporation
Preliminary Proxy Statement on Schedule 14A Filed on March 15, 2011 File No. 001-34795

Dear Mr. Orlic:

          On behalf of Mentor Graphics Corporation (“Mentor” or the “Company”), we are writing in response to the comment letter, dated March 22, 2011 (the “Comment Letter”), from the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced preliminary proxy statement on Schedule 14A, filed on March 15, 2011 (the “Initial Preliminary Proxy Statement”). Concurrently herewith, Mentor is filing an amendment to the Initial Preliminary Proxy Statement (“Amendment No. 1”) incorporating the revisions described in this letter. A copy of Amendment No. 1, which has been marked to show changes from the Initial Preliminary Proxy Statement, is being delivered to you.

          For the convenience of the Staff’s review, each of the comments contained in the Comment Letter is set forth below in bold and numbered to correspond to the numbered comments in the Comment Letter. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 1.

Letter to Shareholders

1.

We note your statement that it is “unfortunate” that the Icahn Entities did not come to the board of directors and ask that their proposals be considered, because you have already implemented or are proposing for stockholder approval bylaw revisions that “make good sense” for your shareholders. Please disclose when and

United States Securities and Exchange Commission March 28, 2011 Page 2

why the board of directors specifically determined to implement the measures of which you speak. Clearly state in your disclosure whether you implemented these measures partially or primarily in response to the activities of the Icahn Entities.

          Response: The Company has revised the Letter to Shareholders in Amendment No. 1 to clarify the process by which the Board of Directors implemented the bylaw revisions. The revised disclosure in Amendment No. 1 reads as follows:

The Icahn Entities also made a number of other formal proposals for changes to our bylaws, each for consideration at the Annual Meeting of Shareholders. We regret that the Icahn Entities did not approach us informally concerning these proposals because we agreed that variations on a number of their proposals made sense for the Company and its shareholders. We therefore subsequently implemented new bylaws on these subjects where we were able to do so without shareholder approval and, where shareholder approval is required, we are proposing an additional bylaw revision for your approval at the Annual Meeting of Shareholders. Upon learning of Mentor’s actions and its proposal, the Icahn Entities withdrew their prior bylaw proposals.

Election of Directors, page 7

2.

Please provide a background discussion of the contacts you have had with the Icahn Entities during the time period leading up to the current solicitation, describing in sufficient detail whether your board of directors responded to contacts made by the Icahn Entities and, if material, the specifics of any discussions between the parties. We may have further comment upon reviewing your revised disclosure.

          Response: The Company has revised pages 2-3 of Amendment No. 1 to include a background discussion of the contacts the Company has had with the Icahn Entities during the time period leading up to the current solicitation. The additional disclosure in Amendment No. 1 reads as follows:

Following the initial acquisition of shares of our Common Stock by the Icahn Entities in early April 2010 (as disclosed in the initial Schedule 13D filed by the Icahn Entities on May 27, 2010) through early 2011, representatives of the Icahn Entities and representatives of the Company engaged in periodic business contacts, but on no occasion did any representative indicate any interest on behalf of the Icahn Entities in nominating a slate of directors, engaging in a proxy solicitation or making a conditional offer to purchase the Company.

On February 4, 2011, following the Company’s public announcement that the Annual Meeting would be held on May 12, 2011, representatives of the Icahn Entities contacted representatives of the Company to ask the Company to push back the Annual Meeting date by two months. The Company indicated it would not be changing the date of the Annual Meeting.

United States Securities and Exchange Commission March 28, 2011 Page 3

On February 11, 2011, the Company received a letter from the Icahn Entities announcing their intention to nominate a slate of three directors for election to the Company’s Board of Directors and to make certain other proposals with respect to the Company’s bylaws (the “Icahn Proposals”) for consideration by the Company’s shareholders at the Annual Meeting. Further to the foregoing matters, the Icahn Entities announced their intention to deliver a proxy statement to the Company’s shareholders and to otherwise solicit proxies from the shareholders. The Icahn Entities filed a copy of this letter with the SEC on Schedule 14A on February 11, 2011.

On February 15, 2011, representatives of the Icahn Entities again contacted the Company to discuss the Annual Meeting date. The Icahn Entities also suggested that the Company should consider putting itself up for sale. The Icahn Entities mentioned the possibility of potentially making an offer of $17 per share for the Company’s Common Stock and expressed their belief that the Company should be able to attract a strategic buyer at a higher price.

On February 17, 2011, after receiving an email from the Company containing a press release advising of the date of the upcoming fiscal 2011 earnings release, representatives of the Icahn Entities requested that a conference call be set up to discuss their prior suggestion that the Company consider putting itself up for sale. On February 19, 2011, representatives of the Company and the Icahn Entities participated in the requested conference call during which the Company informed the Icahn Entities that their suggestion of a sale had been communicated to the Board of Directors. The Icahn Entities informed the Company that they would be sending a letter to the Company offering to acquire the Company’s Common Stock for $17 per share.

On February 22, 2011, the Company received a letter from the Icahn Entities conditionally offering to have one or more affiliated entities purchase the Company in a transaction, the form of which would be determined, designed to yield the Company’s shareholders $17 per share net in cash. The Icahn Entities filed a copy of this letter with the SEC on Schedule 14A on February 22, 2011. That same day, the Company issued a press release indicating that the Board of Directors would review the Icahn Entities’ conditional proposal, including any trade regulation limitations that may apply to alternate proposals, and make a recommendation to shareholders in due course. The Company filed a copy of this press release with the SEC on Schedule 14A on February 22, 2011.

On March 15, 2011, the Company filed a Current Report on Form 8-K announcing certain amendments to the Company’s bylaws which had been approved by the Board effective March 14, 2011.

On March 18, 2011, the Company received a letter from the Icahn Entities notifying the Company that they no longer intended to make the Icahn Proposals at the Annual Meeting. The Icahn Entities reserved the right to make the Icahn Proposals should the Company take certain actions contrary to the bylaw amendments the Company announced on March 15, 2011 or Proposal No. 6 in this Proxy Statement.

United States Securities and Exchange Commission March 28, 2011 Page 4

On March 28, 2011, the Company issued a press release announcing that the Board had concluded that the $17 per share proposal made by the Icahn Entities undervalues the Company and its future prospects. The Company also announced that the Board had determined that the Icahn Entities’ proposal that the Company put itself up for sale to a strategic buyer entails significant commercial and regulatory risk and is therefore not in the best interest of the Company and its shareholders. The Company filed a copy of this press release as an exhibit to a Current Report on Form 8-K on March 28, 2011.

3.

We note your disclosure that the board of directors recommends shareholder election of the company nominees as directors. Please disclose why the board of directors believes it is in the best interests of stockholders to vote in favor of electing these nominees.

          Response: The Company has expanded its disclosure on page 4 of Amendment No. 1 to include the reasons why the Board of Directors believes it is in the best interests of the shareholders to vote in favor of electing the Board’s nominees. The expanded disclosure in Amendment No. 1 reads as follows:

As described in detail below, our nominees have considerable professional and business expertise, particularly in areas relevant to our strategy and operations. We also believe each of our nominees has other attributes necessary to create an effective board: knowledge of the Company and its strategy derived from tenure of service; practical judgment and an objective perspective; the willingness to engage management and each other in a constructive and collaborative fashion; the ability to devote significant time to serve on our Board and its committees; and a commitment to representing the long-term interests of all our shareholders. The recommendation of the Board of Directors is based on its carefully considered judgment that the experience, record and qualifications of our nominees make them the best candidates to serve on our Board of Directors.

Vote Required for Approval, page 10

4.

You state that, if any nominee of Mentor is unable or declines to serve as a director at the time of the annual meeting, the designated proxy holders will vote proxies for any nominee designated by the board of directors to fill the vacancy. Please advise how this standard is consistent with Rule 14a-4(c)(5).

Response: The Company will not seek authority to vote for substitute nominees. The Company has revised page 7 of Amendment No. 1 in response to this comment to read as follows:

Under Oregon law, if a quorum is present at the meeting, the eight nominees for election as directors who receive the greatest number of eligible votes cast will be elected directors. Abstention from voting or nonvoting by brokers will have no effect on the results of the vote but will be considered to determine whether a quorum exists at the Annual Meeting. Unless otherwise instructed, proxy holders will vote the proxies they receive for the eight nominees named above.

United States Securities and Exchange Commission March 28, 2011 Page 5

Manner and Cost of Proxy Solicitation, page 57

5.

You state that you may employ a variety methods to solicit proxies. Please confirm your understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover Schedule 14A. Refer to Rule 14a-6(b) and (c).

          Response: The Company confirms its understanding of Rule 14a-6(b) and (c) and that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.

6.	Please disclose the cost or anticipated cost of the engagement of Joele Frank. See Item 4(b)(3)(ii) of Schedule 14A.

          Response: The Company has revised its disclosure on page 42 of Amendment No. 1 to disclose the anticipated cost of the engagement of Joele Frank. The revised disclosure in Amendment No. 1 reads as follows:

The Company has also retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the proxy solicitation at an estimated cost of $[          ] plus out-of-pocket expenses. Joele Frank has advised the Company that approximately 6 of its employees will be involved in the proxy solicitation on behalf of the Company. We have also agreed to indemnify Joele Frank against certain liabilities arising out of or in connection with its engagement.

* * *

United States Securities and Exchange Commission March 28, 2011 Page 6

          In addition, Mentor hereby acknowledges that: (i) Mentor is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Mentor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We hope the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (650) 463-2606 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Christopher L. Kaufman

Christopher L. Kaufman of LATHAM & WATKINS LLP

cc:	Walden C. Rhines, Mentor Graphics Corporation
Gregory K. Hinckley, Mentor Graphics Corporation
Dean M. Freed, Mentor Graphics Corporation